August 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E., Stop 3561

Washington, D.C. 20549

Attn:                    Stephen G. Krikorian

Accounting Branch Chief

Re:                             Luxoft Holding, Inc

Form 20-F for the fiscal year ended March 31, 2014

Filed July 14, 2014

File No. 001-35976

Dear Mr. Krikorian:

On behalf of our client, Luxoft Holding, Inc, a company incorporated under the laws of the British Virgin Islands (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) the Company’s responses to the Staff’s comment letter dated August 13, 2014 with respect to the above referenced filing of the Company under the Securities Exchange Act of 1934, as amended.  For ease of reference, we have repeated each of the comments set forth in the Staff’s letter followed by the Company’s response to that comment.

General

1.              We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•                                          what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                                          what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                                          the nature of his or her contractual or other relationship to you;

•                                          whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                                          about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company respectfully advises the Staff that the Company has built a competent accounting and finance team responsible for financial reporting.  The key financial reporting personnel responsible for preparing and reviewing the financial statements include: (i) the Chief Financial Officer (the “CFO”), (ii) the Finance Controller (the “Controller”), and (iii) the Senior Financial Reporting Manager.  The Company has also engaged an independent consulting firm to assist the Company in evaluating its internal control over financial reporting to ensure ongoing compliance with the relevant requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

Chief Financial Officer

The CFO leads the accounting and finance functions of the Company and is responsible for the quality of the Company’s consolidated financial statements prepared under U.S. GAAP.  Specifically, the CFO supervises the accounting and finance teams of the Company, reviews the Company’s financial statements to ensure that transactions are recorded in accordance with the applicable accounting policies and takes ultimate responsibility for financial reporting.  The CFO holds a Master of Business Administration degree from INSEAD and a University degree in Oriental Studies from Far Eastern State University. He is a Chartered Financial Analyst.  The CFO has served in his current position since 2006 and has over fifteen years of relevant experience, including in connection with financial reports prepared in accordance with U.S. GAAP and in compliance with SEC rules. Over the course of his career, the CFO has developed extensive experience in financial management, budget management and business development.  During his tenure with the Company, he has developed a comprehensive understanding of the Company’s history and business.  The CFO maintains his knowledge of U.S. GAAP and SEC financial reporting rules and regulations through professional reading of accounting updates, policies and pronouncements.  The CFO is a permanent employee of the Company.

Finance Controller

The Company’s Controller is primarily responsible for financial accounting, record keeping, and review of financial statements and disclosures prepared in accordance with U.S.

GAAP and related SEC rules and regulations. This responsibility includes the collection of financial information from all subsidiaries and consolidation of that information according to the requirements of U.S. GAAP.  He regularly participates in management meetings for the purpose of identifying potential accounting issues and reports to the audit committee of the board of directors on accounting and financial reporting related matters.  The Controller holds a University degree in International Economics from the Russian Economics Academy and is a member of the Association of Chartered Certified Accountants.  He has served as the Controller of the Company since 2012, and has over nine years of experience related to financial reports prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The Controller developed his knowledge of U.S. GAAP and SEC rules and regulations primarily through his prior experience and expertise gained in auditing clients as an audit manager with KPMG during 2008-2012. The Controller is a permanent employee of the Company.

Senior Financial Reporting Manager

The Senior Financial Reporting Manager is responsible for preparation and review of financial statements and financial disclosures before they are reviewed by the Controller and the CFO.  She is also responsible for assisting in the financial audits and communicating with auditors on behalf of the Company. Further, the Senior Financial Reporting Manager is responsible for conducting research on accounting issues under U.S. GAAP, particularly in connection with new or complex transactions or new U.S. GAAP guidance, and providing U.S. GAAP training to the Company’s accounting and finance staff.  She holds a University degree in Economics from the Finance Academy under the Government of the Russian Federation. She joined the Company as the Senior Financial Reporting Manager of the Company in 2014. She has more than six years of experience working at Deloitte LLP and General Electric Co. During that period, she received extensive internal and external training on, and developed a deep understanding of, U.S. GAAP and SEC rules and regulations. The Company’s Senior Financial Reporting Manager is a permanent employee of the Company.

Other Members of the Accounting and Finance Team

Almost all of the Company’s accounting and finance staff hold University degrees in accounting, finance or economics, which provide them with a foundation to develop their knowledge of U.S. GAAP and relevant SEC rules and regulations.  The Controller and the Senior Reporting Manager regularly conduct U.S. GAAP training for, or provide various educational materials to, the Company’s accounting and finance staff to ensure that all members of the accounting and finance team maintain their financial reporting knowledge and expertise.

Independent Consultants

As a newly-public company, the Company has not yet determined in connection with the filing of its Annual Report on Form 20-F for the year ended March 31, 2014 whether its existing internal control over financial reporting is effective under Section 404 of the Sarbanes-Oxley Act and, as an emerging growth company under the Jumpstart Our Business Startup Act of 2012 (the

“JOBS Act”), the Company is currently not required to obtain an auditor attestation regarding its internal control.  The Company will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in its Annual Report on Form 20-F for the year ending March 31, 2015 and, unless it loses its status as an emerging growth company under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of the year during which the Company’s initial public offering occurred, it will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ending March 31, 2019 (or the last day of its fiscal year in which June 25, 2018 falls). Accordingly, the Company has recently commenced the process to ensure that the internal control over financial reporting systems it has in place are compliant with Section 404 of the Sarbanes-Oxley Act.

The Company respectfully advises the Staff that the Company engaged an independent consulting firm in 2014 to assist the Company in evaluating its internal control over financial reporting to ensure ongoing compliance with the relevant requirements of Section 404 of the Sarbanes-Oxley Act.  The independent consulting firm assigned professionals with substantive knowledge and experience in internal control over financial reporting to assist the Company with this assessment.  With the assistance of the independent consulting firm, the Company intends to build the necessary platform for establishing and implementing effective internal control over financial reporting using the Company’s existing internal resources.  The Company intends to review the independent consulting firm’s recommendations and implement any required changes to its internal control over financial reporting systems effectively and efficiently in preparation for compliance with the applicable evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in its Annual Report on Form 20-F for the year ending March 31, 2015.

Operating and Financial Review and Prospects

A.            Operating Results

Non-GAAP Financial measures, page 80

2.              We note your disclosure on pages 9 and 81 of Non-GAAP net income. Please tell us whether the adjustments for stock compensation, amortization of purchased intangible assets and change in fair value of contingent consideration are net of tax. If they are not net of tax, please explain your basis for presenting these adjustments on a gross basis considering that net income is net of income taxes.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjustments for stock compensation, amortization of purchased intangible assets and change in fair value of contingent consideration are presented on a gross basis in the Annual

Report on Form 20-F for the year ended March 31, 2014. The major adjusting component, which is stock compensation, has zero income tax effect due to the zero income tax rate in the applicable tax jurisdiction. The Company calculated the tax effect of the remaining adjusting components (amortization of purchased intangible assets and change in fair value of contingent consideration) in the amount of $0.9 million and $0.2 million for the years ended March 31, 2014 and 2013, respectively, and determined this component to be immaterial for purposes of the presentation in the Company’s consolidated financial statements.

Consolidated Financial Statements

2. Basis of presentation and significant accounting policies

Income taxes, page F-12

3.              We note your disclosure of the amount of the unrecognized deferred tax liability related to investments in foreign subsidiaries that are permanent in duration. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and tell us how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration was $14.3 million and $21.6 million as of March 31, 2014 and March 31, 2013, respectively. The Company respectfully advises the Staff that it has carefully considered its disclosure obligations under ASC 740-30-50-2 and therefore qualified the type of temporary differences for which a deferred tax liability has not been recognized, related to investments in foreign subsidiaries and foreign corporate joint ventures that are considered to be permanent in duration. As required pursuant to ASC 740-30-50-2, the Company also disclosed the amount of unrecognized deferred tax liability. Nevertheless, the Company hereby undertakes to enhance its future disclosures to include the cumulative amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration. This enhancement will be reflected in the Company’s Annual Report on Form 20-F for the fiscal year ending March 31, 2015.

Using data from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014 for purposes of illustration, the following is an example of the disclosure that the Company hereby undertakes to include in its future filings:

“Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $21,626 and $14,341 at March 31, 2013 and March 31, 2014, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration were $1,107 and $1,034 as of March 31, 2013 and 2014, respectively.”

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company would be pleased to receive any responses and is prepared to make every effort to respond in a timely manner to the Staff’s comments.  If the Staff wishes to discuss the responses provided herein, please do not hesitate to contact Joshua Kiernan, Esq. at +44 20 7532 1408 or Irina Yevmenenko, Esq. at +1 212 819 8570 of White & Case LLP.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:                                Dmitry Loshchinin, Chief Executive Officer and President

Roman Yakushkin, Chief Financial Officer

Natasha Ziabkina, Esq., General Counsel